Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater and Appian announce settlement agreement

Johannesburg, 10 November 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) and Funds sponsored by Appian Capital Advisory Limited and its affiliates (collectively, "Appian" and, together with Sibanye-Stillwater, the "Parties") have agreed a commercial settlement of the dispute arising from Sibanye-Stillwater's termination of the transaction with Appian to acquire shares of Atlantic Nickel and Mineração Vale Verde from Appian in January 2022 for a total payment of US$215 million (inclusive of £5 million in legal fees already paid). The Parties have invested significant time, effort, and resources into this dispute and are pleased to have resolved the matter ahead of the quantum trial, which was due to begin today.

Michael W. Scherb, Founder and CEO of Appian, commented: "We are pleased to have reached a constructive resolution that reflects our commitment to acting in the best interests of our investors. This positive outcome allows us to close this matter on appropriate terms and focus our full attention on managing our funds and driving continued growth across our portfolio."

Richard Stewart, Chief Executive Officer of Sibanye-Stillwater, commented: "The Board and management of the Group are convinced that the settlement of this protracted legal dispute is in the best interests of the Group and all its stakeholders. We are pleased with the commercial settlement agreed, which precludes further legal processes and related costs being incurred, and provides certainty for the Group and its stakeholders, removing, on acceptable terms, a market overhang of close to 4 years after the proposed transaction with Appian was terminated."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: *https://www.linkedin.com/company/sibanye-stillwater*
Facebook: *https://www.facebook.com/SibanyeStillwater*
YouTube: *https://www.youtube.com/@sibanyestillwater/videos*
X: *https://twitter.com/SIBSTILL*

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could” “believe”, “aim”, “anticipate”, “intend”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.